OCEANFIRST FINANCIAL CORP.

110 West Front Street

Red Bank, New Jersey 07701

VIA EDGAR

October 31, 2019

Division of Corporate Finance

Office of Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-3628

Re:        OceanFirst Financial Corp.

             Registration Statement on Form S-4

             File No. 333-233909

Ladies and Gentlemen:

The undersigned hereby requests, pursuant to Rules 460 and 461(a) promulgated under the Securities Act of 1933, as amended, that the above-referenced Registration Statement on Form S-4 (File No. 333-233909) (the “Form S-4”) of OceanFirst Financial Corp. be declared effective at 10:00 a.m., New York City time, on Friday, November 1, 2019. We respectfully request that we be notified of such effectiveness by a telephone call to David C. Ingles of Skadden, Arps, Slate, Meagher & Flom LLP at (212) 735-2697 and that such effectiveness also be confirmed in writing to the addressees listed on the cover page of the Form S-4.

Very truly yours,

OCEANFIRST FINANCIAL CORP.

By:	/s/ Steven J. Tsimbinos
Name: Steven J. Tsimbinos
Title: Executive Vice President, General Counsel and Corporate Secretary

cc:	Christopher D. Maher, OceanFirst Financial Corp.

David C. Ingles, Skadden, Arps, Slate, Meagher & Flom LLP

Christopher Dunham, United States Securities and Exchange Commission